Exhibit 99.1
Sanju Bansal joins Similarweb board of directors
June 21, 2021 — Similarweb Ltd. (NYSE: SMWB), a leading digital market intelligence company, today announced the appointment of Sanju Bansal to its board of directors, effective immediately.
“We are thrilled to welcome Sanju to our board of directors,” said Or Offer, CEO and founder of Similarweb. “Sanju brings decades of experience as both a serial entrepreneur and member of the board of directors of several successful publicly traded companies. After a thorough search, I couldn’t be more confident in the positive impact Sanju will have on our board and Similarweb as a whole.”
"I am excited to join the Similarweb board at such a time of strong growth for the company," said Bansal. "On the heels of its public market debut, Similarweb is strongly positioned as a leader in its markets. I look forward to working with Or and the team to help Similarweb realize its mission to measure the digital world, delivering intelligence and insight that helps every business win online.”
Sanju Bansal is CEO of Hunch Analytics, a company dedicated to harvesting newly available data sources in healthcare and education to improve provider efficiency and consumer outcomes. He also serves as a member of the board of directors of several companies, including Everquote (NASDAQ: EVER), a leading online insurance marketplace, Cvent, a cloud-based event management software provider, and Clarabridge, a customer experience technology company.
Bansal formerly co-founded MicroStrategy (NASDAQ: MSTR), a worldwide provider of enterprise software platforms for business intelligence, mobile software, big data and cloud-based services. He served as MicroStrategy’s vice chairman and executive vice president until 2013, having been chief operating officer the previous 19 years.
Bansal holds a B.S. in electrical engineering from MIT and an M.S. in computer science from Johns Hopkins University.
About Similarweb:
As a trusted platform for understanding online behavior, millions of people use Similarweb’s insights daily to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem. Learn more here: https://www.similarweb.com/corp/about/
Forward Looking Statements:
This press release may contain certain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,”

“potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their date, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself that may diminish the demand for our solutions, and (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions. More details and information about us and the risk factors that may affect the realization of forward-looking statements is set forth in our Securities and Exchange Commission filings and reports, including the final prospectus for our initial public offering filed with the Securities and Exchange Commission on May 12, 2021, as well as future filings and reports by us.  Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Press Contact:
Maayan Weiss
Similarweb
press@similarweb.com

Investor Contact:
Alex Wellins
The Blueshirt Group, for Similarweb
ir@similarweb.com